

March 2, 2015

Via U.S. Mail
Mr. James A. Briscoe
Chief Executive Officer
Liberty Star Uranium & Metals Corp
5610 E Sutler Lane
Tucson, AZ 85712

> **Re:** **Liberty Star Uranium & Metals Corp**
> **Form 10-K for the Fiscal Year Ended January 31, 2014**
> **Filed May 16, 2014**
> **Response dated February 12, 2015**
> **File No. 000-50071**

Dear Mr. Briscoe:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014

Properties, page 8
North Pipes Super Project, page 9

1. We note your response to comment 1 indicating all your North Pipe mining claims are unpatented federal lode mining claims and a BLM file regarding these claims was provided on the supplemental CD. We also note your statement that this information is confidential and may not be disclosed despite being publicly available on the U.S. Bureau of Land Management BLM) website. We reissue comment 1, please amend your filing clarifying whether your mining claims for your material properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell are patented or unpatented federal lode mining claims, describing the option agreements with JABA, providing identifying information such as claim names for all your material properties, and disclosing the area of your claims and mineral leases, either in hectares or in acres.

2. We note your response that location information was provided on the supplemental CD for your North Pipes property and your statement the information is confidential and may not be disclosed. We reissue comment 2, please amend your filing and describe within your filing the location of your material mineral properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.. Please note much of this information is available on your company website and other public websites.

3. We note your response to comment 3 that you provided a map of your North Pipe claim group with your supplemental CD. We reissue comment 3 please amend your filing and provide location maps of all your material properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.

Big Chunk Super Project, page 10

4. We note your response to comment 5 that your exploration plans are limited due to funding restrictions for your Big Chunk and Tombstone properties. We re-issue comment 5 please modify your filing and disclose the exploration plans for all your material properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.

5. We note your response to comment 6 that your sampling protocols are included on the supplemental CD. We re-issue comment 6 please amend your filing and disclose the sampling protocols for all your material properties, such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.

6. We note your response to comment 7 that your technical reports are only formatted as proscribed by National Instrument 43-101 and that you do not trade securities in Canada. We reissue comment 7 please modify your filing and provide language clarifying that your National Instrument 43-101 formatted reports have not been filed on SEDAR for review by the Canadian authorities or reclassify them as geologic reports. This would apply to all National Instrument 43-101 reports for your material properties such as the North Pipes, Big Chunk, Tombstone, and East Silverbell properties.

Forms 10-Q for the Fiscal Quarters Ended July 31, 2014 and October 31, 2014

Controls and Procedures

7. We note your response to our prior comment 8 that that your disclosure controls and procedures were effective beginning with the quarter ended July, 31, 2014. However, your response does not explain how you remediated the material weakness relating to your lack of segregation of duties. Therefore, we partially reissue our comment. In forming your conclusion, please tell us how you considered the material weakness regarding lack of segregation of duties that you identified in your assessment of internal control over financial reporting as of January 31, 2014. Please revise your disclosures regarding changes in your

internal control over financial reporting and corrections of material weaknesses, as appropriate. Alternatively, please amend your Forms 10-Q for the periods ended July 31, 2014 and October 31, 2014 to disclose, if true, your disclosure controls and procedures were not effective as of July 31, 2014 and October 31, 2014 respectively.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 with engineering questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining